08029428

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 9 2008 DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED 2008 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation, BD #42618

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rael 415-281-3036 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chu and Waters, LLP
(Name – *if individual, state last, first, middle name*)

120 Montgomery Street, Suite 1450, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/10

3/12

OATH OR AFFIRMATION

I, Daniel P. Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of February 28, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Senior Vice President
Title

SEE ATTACHED ACKNOWLEDGEMENT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT

State of California

County of San Francisco

On February 28, 2008, before me, Dianne T. Stamatelos, a Notary Public, personally appeared DANIEL P. RAEL, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument, and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Dianne T Stamatelos

Notary Public

DIANNE T. STAMATELOS
Commission # 1554903
Notary Public - California
Contra Costa County
My Comm. Expires Feb 25, 2009

{00114341-1}

CYPRESS CAPITAL CORPORATION

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chu and Waters, LLP
CHU and WATERS, LLP
Certified Public Accountants

January 23, 2008

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 434,689	$ 147,482
Receivable from affiliate	298,592	125,663
Commission advances	229,849	536,853
TOTAL ASSETS	$ 963,130	$ 809,998
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,305	$ 616
Accrued expenses	298,592	125,663
Total current liabilities	299,897	126,279
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	1,209,590	1,209,590
Accumulated (deficit)	(561,357)	(540,871)
Total stockholder's equity	663,233	683,719
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 963,130	$ 809,998

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF OPERATIONS

	For The Years Ended December 31, 2007	2006
REVENUE:		
Commission income	$ 6,463,495	$ 5,841,805
Expense reimbursement revenue	1,773,928	1,379,448
Other income	35,031	-
Interest income	10,864	3,946
Total revenue	8,283,318	7,225,199
OPERATING EXPENSES:		
Commissions to other broker-dealers	6,463,495	5,841,805
Commissions to employees	1,650,535	1,274,141
Other operating expenses	189,774	171,559
Total operating expenses	8,303,804	7,287,505
NET (LOSS)	$ (20,486)	$ (62,306)

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common stock	Paid-in capital	Accumulated (deficit)	Total
Balance at December 31, 2005	$ 15,000	$ 1,009,590	$ (478,565)	$ 546,025
Additional capital contribution	-	200,000	-	200,000
Net (loss) for the year ended December 31, 2006	-	-	(62,306)	(62,306)
Balance at December 31, 2006	15,000	1,209,590	(540,871)	683,719
Net (loss) for the year ended December 31, 2007	-	-	(20,486)	(20,486)
Balance at December 31, 2007	$ 15,000	$ 1,209,590	$ (561,357)	$ 663,233

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2007	2006
Cash flows from operating activities:		
Net (loss)	$ (20,486)	$ (62,306)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
(Increase) in receivable from affiliate	(172,929)	(47,663)
Decrease (increase) in commission advances	307,004	(536,853)
Increase (decrease) in accounts payable	689	(1,155)
Increase in accrued expenses	172,929	47,663
Total adjustments	307,693	(538,008)
Net cash provided (used) by operating activities	287,207	(600,314)
Cash flows from financing activities:		
Proceeds from additional paid-in capital provided by The Parent	-	200,000
Net cash provided by financing activities	-	200,000
NET INCREASE (DECREASE) IN CASH	287,207	(400,314)
CASH, beginning of year	147,482	547,796
CASH, end of year	$ 434,689	$ 147,482

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Cypress Capital Corporation (The Company) was incorporated under the laws of the State of California on November 27, 1996. It became a member of the National Association of Securities Dealers, Inc. and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of investment interests in equipment leasing programs sponsored by its Parent, Cypress Leasing Corporation (The Parent) and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation.

As a wholly-owned subsidiary, The Company is subject to the control of The Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, and Cypress Equipment Management Corporation III, an affiliate of The Parent, whereby The Parent, Cypress Equipment Management Corporation II, and Cypress Equipment Management Corporation III, at their discretion, may directly pay certain commissions and other expenses on behalf of The Company. The payment of such expenses by The Parent, Cypress Equipment Management Corporation II and Cypress Equipment Management Corporation III results in the recognition of expense reimbursement revenue and the corresponding expense by The Company. In addition, The Parent bears overhead expenses of The Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to The Company.

Method of Accounting

The Company has prepared the accompanying financial statements using the accrual method of accounting.

Cash

For purposes of the statements of cash flows, The Company considers all demand deposit accounts and all interest bearing time deposit accounts due on demand as cash.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Affiliate

Receivable from affiliate is recorded at cost, less any allowance for impairment. The Company, considering current information and events regarding the borrower's ability to repay its obligations, determine the receivable to be impaired when it is probable that The Company will be unable to collect all amounts due according to the contractual terms of the note agreement. The Company considers the receivable from affiliate to be fully collectible, and accordingly, no allowance for impairment is recorded.

Commission Advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and The Company receives its commission income.

Income Taxes

The Company is a qualified S Corporation subsidiary of The Parent and does not file separate income tax returns. As a result of The Parent's election to be treated as an S Corporation and the election by The Parent to have its subsidiaries, including The Company, become qualified S Corporation subsidiaries, effective January 1, 2003, The Parent and its qualified S Corporation subsidiaries are only subject to State Franchise tax at a rate of 1.5%. Federal and State individual income taxes are paid by the stockholder of The Parent based on the taxable income reported by The Parent. State Franchise tax is allocated to The Company based upon The Company's taxable income for the period as compared with the taxable income of The Parent and its subsidiaries.

Any income tax liability is reflected on the statement of financial condition as a payable to The Parent. Under the terms of the agreement with the Parent, no receivable is reported for income tax benefits. The Company does not have any significant taxable temporary difference that would require the recognition of deferred income taxes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Retirement Plan

The Company provides a retirement plan for its employees in accordance with Internal Revenue Code Section 408 (k) Simplified Employee Pension Individual Retirement Plan (SEP IRA). The retirement plan is sponsored by an affiliate, Cypress Financial Corporation. The plan covers all employees who have attained the age of twenty-one, worked three out of the last five years and received certain minimum levels of compensation. Contributions to the plan by The Company are at the discretion of the Board of Directors; however, the contributions are currently limited by The Company to 15% of each employee's allowable compensation resulting in maximum contributions of $33,750 and $33,000 for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, the contribution to the plan was $123,162 and $105,663, respectively.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE B – RECEIVABLE FROM AFFILIATE

Receivable from affiliate represents expense reimbursement revenue due from an affiliate, Cypress Equipment Management Corporation III.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, The Company's net capital as defined was $134,248, which was $114,255 in excess of its required amount of $19,993. The Company's ratio of aggregate indebtedness, as defined, to net capital was 2.2 to 1.

NOTE D – CONCENTRATIONS

Concentration of Revenues

During the years ended December 31, 2007 and 2006, The Company received substantially all of its commission income and expense reimbursement revenue from equipment leasing programs sponsored by The Parent and affiliates and Cypress Equipment Management Corporation III, an affiliate of The Parent.

Concentration of Credit Risk

Financial instruments that potentially subject The Company to credit risk include cash accounts with bank balances of $488,058 and $317,881 at December 31, 2007 and 2006, respectively, of which $388,058 and $217,881, respectively, are in excess of the Federal Depository Insurance Corporation coverage of $100,000. The difference between the carrying amount of the cash accounts and the bank balances are primarily due to outstanding checks.

NOTE E – RELATED PARTY TRANSACTIONS

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of equipment leasing programs sponsored by The Parent and affiliates and Cypress Equipment Management Corporation III, an affiliate of The Parent.

NOTE E – RELATED PARTY TRANSACTIONS (Continued)

The Company received the following income from related parties during the years ended December 31, 2007 and 2006:

	For The Years Ended December 31,	
	2007	2006
COMMISSION INCOME:		
Cypress Equipment Fund VII, LLC	$ 2,568	$ 2,568
Cypress Equipment Fund VIII, LLC	803	803
Cypress Equipment Fund XI, LLC	538	2,043,896
Cypress Equipment Fund XII, LLC	57,235	2,017,156
Cypress Equipment Fund 13, LLC	2,836,767	-
Cypress Growth Fund, LLC	1,058,410	-
Cypress Income Fund III, LLC	-	1,039,963
Cypress Income Fund IV, LLC	1,204,674	244,075
Cypress Income Fund V, LLC	1,295,895	-
Cypress Equipment Management Corporation III	6,605	493,344
	$ 6,463,495	$ 5,841,805
EXPENSE REIMBURSEMENT REVENUE:		
Cypress Equipment Management Corporation III	$ 1,773,928	$ 1,379,448

SUPPLEMENTAL INFORMATION

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Total stockholder's equity	$	663,233
Total stockholder's equity qualified for net capital		663,233
Deductions and/or charges:		
Non-allowable assets:		
Receivable from affiliate		298,592
Commission advances		229,849
Other deduction and/or charges		544
Total deductions and/or charges		528,985
Net capital before haircuts on securities positions		134,248
Haircuts on securities positions		-
Net capital	$	134,248
AGGREGATE INDEBTEDNESS		
Item included in statement of financial condition:		
Accounts payable	$	1,305
Accrued expenses		298,592
Total aggregate indebtedness	$	299,897
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)	$	19,993
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above)	$	19,993
Excess net capital over requirement	$	114,255
Ratio: aggregate indebtedness to net capital		2.234

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

For the year ended December 31, 2007, there were no material differences from The Company's net capital computation; accordingly, a reconciliation with The Company's computation has not been included.

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt under provision of Rule 15c3-3 due to the fact that The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption.

The accompanying notes are an integral
part of these financial statements.

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cypress Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of The Company's internal control. Accordingly, we do not express an opinion on the effectiveness of The Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by The Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chu and Waters, LLP

CHU and WATERS, LLP
Certified Public Accountants

END

January 23, 2008